Exhibit (a)(1)(iv)

Form of Notice from the Company to Shareholders
in Connection with the Company’s Acceptance of Shares

Fortress Private Lending Fund
1345 Avenue of the Americas

New York, NY 10105

[DATE]

[SHAREHOLDER NAME/EMAIL ADDRESS]

Dear Shareholder:

This notice serves to inform you that Fortress Private Lending Fund (the “Company”) has received and accepted for purchase your tender of common shares of beneficial interest in the Company.

In accordance with the terms of the tender offer, you will be issued payment in cash in an aggregate amount equal to the net asset value of the tendered shares as of July 31, 2026 (or such later date as may be determined by the Company if the tender offer is extended, the “Valuation Date”) less the 2.0% “early repurchase deduction” (if applicable).

If you have any questions, please contact the Company’s Transfer Agent, SS&C GIDS, Inc., via e-mail at FPL@fortress.com.

Sincerely,

Fortress Private Lending Fund

Exhibit (a)(1)(iv) - 1